SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                               Genta Incorporated
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                  -------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

Michael S. Weiss, Esq.                             Monica C. Lord, Esq.
Paramount Capital Asset                            Kramer Levin
   Management, Inc.                                  Naftalis & Frankel LLP
787 Seventh Avenue                                 919 Third Avenue
New York, NY 10019                                 New York, NY  10022
(212) 554-4372                                     (212) 715-9100


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 23, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
   | |

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 2 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------

     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Paramount Capital Asset Management, Inc.
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     |_|

-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              | |
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

-----------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ----------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    17,492,707
                                     ----------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                     ----------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    17,492,707
-----------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,492,707
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              69.8% (46.1% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              CO
-----------------------------------------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters  submitted to a vote of stockholders of the Issuer.  As of November 23, 1998,  Paramount Capital
Asset Management,  Inc. may be deemed beneficially to own (within the meaning of
Rule 13d-3 under the  Securities  Exchange Act of 1934, as amended) 46.1% of the aggregate  voting  power  of the  Common  Stock  and  Series D  Preferred  Stock
outstanding.





--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 3 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Aries Domestic Fund, L.P.
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     |_|

-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              | |
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

-----------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ----------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    5,869,648
                                     ----------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                     ----------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    5,869,648
-----------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,869,648
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              39.9% (17.9% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              PN
-----------------------------------------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters  submitted to a vote of stockholders of the Issuer.  As of November 23, 1998, the Aries Domestic
Fund,  L.P. may be deemed  beneficially to own (within the meaning of Rule 13d-3 under the  Securities  Exchange Act of 1934, as amended)  17.9% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.






--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 4 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Aries Trust
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     |_|
-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              | |
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands

-----------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ----------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    11,623,059
                                     ----------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                     ----------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    11,623,059
-----------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,623,059
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              59.3% (32.9% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON* OO (see Item 2)
-----------------------------------------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters  submitted to a vote of stockholders of the Issuer. As of November 23, 1998, The Aries Trust may
be deemed  beneficially  to own  (within  the  meaning of Rule  13d-3  under the
Securities Exchange Act of 1934, as amended) 32.9% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.





--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 5 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lindsay A. Rosenwald, M.D.
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     |_|
-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              | |
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-----------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            2,866,393 **
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ----------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    17,492,707
                                     ----------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    2,866,393**
                                     ----------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    17,492,707
-----------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              20,359,100**
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              72.9% (53.5% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              IN
-----------------------------------------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters  submitted to a vote of  stockholders  of the  Issuer.  As of  November  23,  1998,  Lindsay  A.
Rosenwald,  M.D. may be deemed  beneficially  to own (within the meaning of Rule
13d-3  under the  Securities  Exchange  Act of 1934,  as  amended)  53.5% of the aggregate  voting  power  of the  Common  Stock  and  Series D  Preferred  Stock
outstanding.





--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 6 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Hawkins Group, LLC
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     [x]
-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              | |
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-----------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            None
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ----------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    526,737
                                     ----------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    None
                                     ----------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    526,737
-----------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              526,737
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.4% (1.8% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON* OO (See Item 2)
-----------------------------------------------------------------------------------------------------------------

** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 23, 1998, Mr. Michael S.
Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 1.8% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.





--------------------------------------                                   ----------------------------------------
      CUSIP No. 372 45 M 20 7                          13D                          Page 7 of 11 Pages
--------------------------------------                                   ----------------------------------------

-----------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Mr. Michael S. Weiss
-----------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)     |_|
                                                                                      (b)     [x]
-----------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              PF (see Item 3)
-----------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)
                                                                                              | |
-----------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

-----------------------------------------------------------------------------------------------------------------
             NUMBER OF                      7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            148,327
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH
                                     ----------------------------------------------------------------------------
                                            8       SHARED VOTING POWER

                                                    526,737
                                     ----------------------------------------------------------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    148,327
                                     ----------------------------------------------------------------------------
                                           10       SHARED DISPOSITIVE POWER

                                                    526,737
-----------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              675,064
-----------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                              |_|
-----------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.8%(2.2% of the outstanding voting power)**
-----------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
              IN
-----------------------------------------------------------------------------------------------------------------


** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 23, 1998, Mr. Michael S. Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 2.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D

               This Amendment No. 9 amends and supplements the following items of the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, as amended to date (the "Schedule").

Item 3.        Source and Amount of Funds or Other Consideration

               The information contained in Item 3 to the Schedule is hereby amended by adding the following:

               Between November 1 and November 22, Aries Trust and Aries Domestic purchased 197,200 and 68,500 shares of Common Stock (additional "Purchased Common Stock"), respectively, on the open market. Aries Trust and Aries Domestic used their respective general funds for such purchases.

               Aries Trust made the following purchases:

Date                  No. of Shares                Sales Price
----                  -------------                -----------

11/02/98              15,500                       $0.960
11/03/98              15,500                       $0.969
11/04/98              15,600                       $0.969
11/05/98              15,600                       $0.906
11/06/98              15,500                       $0.906
11/09/98              13,600                       $0.906
11/10/98              13,600                       $0.960
11/11/98              13,600                       $0.969
11/12/98              13,600                       $0.969
11/13/98              13,600                       $1.000
11/16/98              16,600                       $1.000
11/17/98              16,500                       $0.997
11/18/98              16,600                       $1.000
11/19/98               1,800                       $1.000

               Aries Domestic made the following purchases:

Date                  No. of Shares                Sales Price
----                  -------------                -----------

11/02/98              5,500                        $0.960
11/03/98              5,500                        $0.969
11/04/98              5,400                        $0.969
11/05/98              5,400                        $0.906
11/06/98              5,500                        $0.906
11/09/98              4,700                        $0.906
11/10/98              4,700                        $0.960
11/11/98              4,700                        $0.969


                               Page 8 of 11 Pages

11/12/98              4,700                        $0.969
11/13/98              4,700                        $1.000
11/16/98              5,700                        $1.000
11/17/98              5,800                        $0.997
11/18/98              5,700                        $1.000
11/19/98                500                        $1.000

         In addition, on November 23, 1998, Aries Trust and Aries Domestic purchased an aggregate of 78,800 shares of Series A Preferred Stock in a private placement. Aries Trust used $369,279.50 of its general funds to acquire 50,900 shares of Series A Preferred Stock, which are convertible into 369,287 shares of Common Stock, and Aries Domestic used $129,864.50 of its general funds to acquire 17,900 shares of Series A Preferred Stock, which are convertible into 129,867 shares of Common Stock.

         The Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Mr. Weiss, Hawkins and the Aries Reporting Persons each disclaim beneficial ownership of the securities held by each other.

Item 5.        Interest in Securities of Issuer.

        The information contained in Item 5 to the Schedule is hereby amended and supplemented to read as follows:

               (a) As of November 23, 1998: Dr. Rosenwald, as the sole shareholder of Paramount Capital and as the holder of Placement Warrants and Advisory Warrants, may be deemed beneficially to own 20,359,100 shares or 72.9% of the Issuer's Common Stock; Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 17,492,707 shares or 69.8% of the Issuer's Common Stock; and Mr. Weiss, as Managing Member of Hawkins and as the holder of securities of the Issuer, may be deemed to beneficially own 675,064 shares or 6.8% of the Issuer's Common Stock. Aries Domestic, Aries Trust and Hawkins may be deemed beneficially to own the following numbers of shares of Common Stock:

                    Aries Domestic                 5,869,648
                    Aries Trust                   11,623,059
                    Hawkins                          526,737

                    Pursuant  to Rule  13d-4  promulgated  under the  Securities
                    Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Aries Reporting Persons, Mr. Weiss and Hawkins each disclaim beneficial ownership of the securities held by each other.


                               Page 9 of 11 Pages

                    The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 23, 1998, Dr. Rosenwald and Paramount Capital may be deemed beneficially to own (within the meaning of Rule 13d-3 under the
                    Securities Exchange Act of 1934, as amended) 53.5% and 46.1%, respectively, of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Warrants and Advisory Warrants held by him. Mr. Weiss and Hawkins share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares owned by Hawkins. Mr. Weiss has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns.

               (c) Other than certain of the open market and private placement purchases of Common Stock reported in Item 3, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

               (d)&(e)   Not applicable.



                               Page 10 of 11 Pages

                                   SIGNATURES
                                   ----------

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  December 3, 1998
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman

                                 ARIES DOMESTIC FUND, L.P.
                                     By: Paramount Capital Asset Management, Inc.
                                           General Partner

Dated:  December 3, 1998
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


                                 THE ARIES TRUST
                                     By: Paramount Capital Asset Management, Inc.
                                          Investment Manager

Dated:  December 3, 1998
        New York, NY             By: /s/ Lindsay A. Rosenwald, M.D.
                                     -------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     Chairman


Dated:  December 3, 1998
        New York, NY             /s/ Lindsay A. Rosenwald, M.D.
                                 -------------------------------
                                 Lindsay A. Rosenwald, M.D.

Dated:  December 3, 1998
        New York, NY             /s/ Mr. Michael S. Weiss
                                 -------------------------------
                                 Mr. Michael S. Weiss


                                 HAWKINS GROUP, LLC

Dated:  December 3, 1998
        New York, NY         By:  /s/ Mr. Michael S. Weiss
                                 -------------------------------
                                 Mr. Michael S. Weiss
                                 Managing member


                               Page 11 of 11 Pages